SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-05531

                           NOTIFICATION OF LATE FILING

(Check One):  |_| Form 10-K     |_| Form 11-K     |_| Form 20-F    |X| Form 10-Q
|_| Form N-SAR

         For Period Ended: February 28, 2001
                           -----------------

|_| Transition Report on Form 10-K       |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F       |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
         For Period Ended: N/A

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

N/A

                                     PART I

                             REGISTRANT INFORMATION

                              GERALD STEVENS, INC.
                              --------------------
                            (Full name of registrant)

                            Former name if applicable


                                1800 Eller Drive
                                    Suite 300
                         Fort Lauderdale, Florida 33316
                         ------------------------------
                     (Address of principal executive office)

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form
    [X] N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Gerald Stevens, Inc. has worked diligently to complete its Quarterly Report on Form 10-Q for the quarter ended February 28, 2001. However, we have been unable to complete the accounting for a potential impairment charge in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Therefore, we have been unable to file the Form 10-Q by the required date without unreasonable effort and expense. We believe we will be able to file our Quarterly Report on Form 10-Q by the fifth calendar day following the prescribed due date.

                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

            Wayne Moor                        (954)         627-1000
              (Name)                       (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                |X| Yes    |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                |X| Yes    |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the quarter ended February 28, 2001, we expect to report revenue of approximately $75,247,000, as compared to revenue of $81,579,000 in the quarter ended February 29, 2000. We expect to report a net loss in the quarter ended February 28, 2001. However, we have been unable to determine the specific amount of the net loss, because of the resolution of the potential impairment charge discussed in Part III above. In the quarter ended February 29, 2000, we reported a basic income per share of $0.36.

                              GERALD STEVENS, INC.

                  (Name of Registrant as Specified in Charter)

          Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





Date:  April 17, 2001                       By: /s/  Wayne Moor
                                                --------------------------------
                                            Name:  Wayne Moor
                                            Title: Senior Vice President
                                            and Chief Financial Officer